Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 18 DATED MARCH 22, 2012
TO THE PROSPECTUS DATED APRIL 14, 2011
This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 14 dated January 12, 2012, Supplement No. 15 dated February 7, 2012, Supplement No. 16 dated March 6, 2012 and Supplement No. 17 dated March 17, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 18 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 18 is to disclose:

•	the status of our public offering; and

•	our acquisition of a residential property located in Edmond, Oklahoma, known as the Spring Creek of Edmond.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of March 16, 2012, we had accepted investors' subscriptions for and issued 5,989,440 shares of our common stock in our public offering, including 99,891 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $59,565,449. As of March 16, 2012, we had raised $65,723,077 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Spring Creek of Edmond
On March 9, 2012, or the closing date, we acquired a fee simple interest in a 252-unit multifamily residential community located in Edmond, Oklahoma, known as Spring Creek of Edmond, or the Spring Creek property, through SIR Spring Creek, LLC, or SIR Spring Creek, a wholly-owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership.
Financing and Fees
SIR Spring Creek acquired the Spring Creek property from WC/TP Spring Creek, LLC, a third-party seller, for an aggregate purchase price of $19,350,000, exclusive of closing costs. SIR Spring Creek financed the payment of the purchase price for the Spring Creek property with (1) proceeds from our ongoing public offering and (2) the assumption of an existing mortgage loan from U.S. Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Commercial Securities Corp., Multifamily Mortgage Pass-Through Certificates, Series 2011-K702, which we refer to as the “lender,” in the original principal amount of $14,100,000, which we refer to as the “Spring Creek loan.” For additional information on the terms of the Spring Creek loan, see “—Spring Creek Loan” below.
An acquisition fee of approximately $390,000 was earned by our advisor in connection with the acquisition of the Spring Creek property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Spring Creek property as of the closing of the acquisition was 7.6%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.
Spring Creek Loan
In connection with the acquisition of the Spring Creek property, pursuant to an Assumption Agreement, SIR Spring Creek assumed the Spring Creek loan and all of the obligations under the Multifamily Note evidencing the Spring Creek loan and certain other loan documents relating to the Spring Creek loan, which we collectively refer to as the “loan documents.” Pursuant to the Assumption Agreement, SIR Spring Creek paid the lender an assumption fee of $139,132, or 1.0% of the outstanding principal balance of the Spring Creek loan. As of the closing date, the outstanding principal balance of the Spring Creek loan, taking into account the payment of the assumption fee, was $13,876,940.
The Spring Creek loan has a maturity date of February 1, 2018. Interest on the outstanding principal balance of the Spring Creek loan will accrue at a fixed rate of 4.88% per annum. A monthly payment of principal and interest on the Spring Creek loan in the amount of $74,661.16 is due and payable on the first day of each month until the maturity date of the Spring Creek loan. The entire outstanding principal balance of the Spring Creek loan is due and payable in full on the maturity date of the Spring Creek loan. So long as any monthly payment or any other amount due under the Multifamily Note remains past due for 30 days or more or any other event of default under the loan documents has occurred and is continuing, interest will accrue on the Spring Creek loan at a rate per annum equal to the lesser of (1) the fixed interest rate of 4.88% plus 4.0% or (2) the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Multifamily Note or any other loan document is not received by the lender within ten days after such payment is due, SIR Spring Creek will pay to the lender, immediately and without demand by the lender and in addition to the default interest rate payable to the lender, a late charge equal to 5.0% of the amount of the payment due.

SIR Spring Creek may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Spring Creek loan and all accrued interest thereon and other sums due to the lender under the loan documents, provided that (1) no prepayment may be made during certain time periods set forth in the Multifamily Note and (2) SIR Spring Creek must provide the lender with at least 30 days prior written notice of any such prepayment. In addition, under certain circumstances SIR Spring Creek must also pay a prepayment fee to the lender, calculated as set forth in the Multifamily Note, in connection with a voluntary prepayment of the Spring Creek loan. The terms of prepayment of the Spring Creek loan vary depending on whether or not the Multifamily Note has been assigned to a Real Estate Mortgage Investment Conduit (REMIC) trust.

The performance of the obligations of SIR Spring Creek under the Spring Creek loan are secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement (Oklahoma) by SIR Spring Creek for the benefit of the lender with respect to the Spring Creek property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, SIR Spring Creek assigned all of its rights and interests in the Property Management Agreement (as described below) to the lender upon an event of default under any of the loan documents.

Pursuant to the Multifamily Note, SIR Spring Creek will have no liability under the loan documents for the repayment of the principal and interest and any other amounts due under the loan documents, which we refer to as the “indebtedness,” or for the performance of any other obligations under the loan documents; provided, however, that (1) the indebtedness shall be recourse to SIR Spring Creek for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (a) failure of SIR Spring Creek to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the Multifamily Mortgage, Assignment of Rents and Security Agreement, (b) failure of SIR Spring Creek to apply all insurance proceeds and condemnation proceeds as required by the Multifamily Mortgage, Assignment of Rents and Security Agreement, (c) failure by SIR Spring Creek to comply with the provisions of the Multifamily Mortgage, Assignment of Rents and Security Agreement regarding delivery of books, records and statements, and (d) willful material waste of the Spring Creek property, and (2) SIR Spring Creek will be personally liable to lender with respect to (a) the performance of SIR Spring Creek's obligations under the environmental protection and hazardous materials provisions of the Multifamily Mortgage, Assignment of Rents and Security Agreement and (b) any audit of SIR Spring Creek's books and records by the lender pursuant to the Multifamily Mortgage, Assignment of Rents and Security Agreement. In addition, SIR Spring Creek will be personally liable to the lender for the repayment of all indebtedness, and the

Spring Creek loan will be fully recourse to SIR Spring Creek, upon the occurrence of, among other events, (1) fraud or written material misrepresentation by SIR Spring Creek or any officer, director, partner, member or employee of SIR Spring Creek in connection with the indebtedness or any request for any action or consent by the lender, (2) SIR Spring Creek's acquisition of any real property other than the Spring Creek property or operation of any business other than the management of the Spring Creek property, (3) certain prohibited transfers of ownership interests in SIR Spring Creek or the Spring Creek property, and (4) certain bankruptcy and insolvency events with respect to SIR Spring Creek or the Spring Creek property.

In connection with the Spring Creek loan, we and our operating partnership, jointly and severally, have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment when due of all amounts for which SIR Spring Creek is personally liable under the loan documents, as described above.
Management of Property
On the closing date, SIR Spring Creek and Steadfast Management Company, Inc., or the property manager, our affiliate, entered into a Property Management Agreement pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Spring Creek property. Pursuant to the Property Management Agreement, SIR Spring Creek will pay the property manager a monthly management fee in an amount equal to 3.5% of the Spring Creek property's gross collections (as defined in the Property Management Agreement) for each month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives sixty (60) days' prior written notice of its desire to terminate the Property Management Agreement. SIR Spring Creek may terminate the Property Management Agreement at any time upon thirty (30) days' prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. Either party may terminate the Property Management Agreement due to a material breach of the other party's obligations under the Property Management Agreement that remains uncured for thirty (30) days after notification of such breach.
Description of the Property
The Spring Creek property is a garden-style apartment community originally constructed in 1974 and extensively renovated in 2009 and 2010. The Spring Creek property comprises twenty-four two- and three-story buildings and contains 252 units. The units at the Spring Creek property consist of a mix of one, two and three-bedroom units averaging approximately 1,050 square feet per unit. Average in-place monthly rent at the Spring Creek property was approximately $825 as of February 16, 2012. Property amenities at the Spring Creek property include a swimming pool, a clubhouse, a fitness center and an onsite leasing office. Unit amenities at the Spring Creek property include fully-equipped kitchens with stainless steel appliances, granite countertops, washer/dryer connections, wood burning fireplaces in select units, ceiling fans, large closets, private patios and/or balconies (in all but eight units) and vinyl wood flooring. Occupancy at the Spring Creek property was 94% as of February 16, 2012.
Management currently has no material plans for capital improvements at the Spring Creek property and believes that the Spring Creek property is adequately covered by insurance and is suitable for its intended purposes. For 2011, the estimated real estate taxes on the Spring Creek property totaled approximately $89,000.
The Spring Creek property faces competition from other multifamily apartment properties located in the Edmond, Oklahoma market including Villas at Stonebridge, Fountain Lakes, and Legacy Woods.
For federal income tax purposes, we estimate that the depreciable basis in the Spring Creek property will be approximately $17,073,937. We will depreciate buildings based upon an estimated useful life of 27.5 years.

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